# PACIFIC RIM
## MINING CORP.



# TABLE OF CONTENTS

## CORPORATE PROFILE

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is exploring and developing its recently expanded advanced-stage, high grade, low cost El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim boasts an exceptional board of directors and management team that has the experience of a senior company and the agility of a junior. The Company is well-financed and benefits from continuing cash flow from gold production at its 49%-owned Denton-Rawhide residual leach operation.

Pacific Rim's corporate goal is to become a low-cost, intermediate level gold producer through the discovery, development and operation of high-grade gold mines.

Pacific Rim shares trade on The Toronto Stock Exchange (TSX) and American Stock Exchange (AMEX) under the symbol PMU. For additional information regarding Pacific Rim Mining Corp., visit www.pacrim-mining.com.

# Pacific Rim Mining is on the path to low cost, intermediate level gold production.

## DEAR FELLOW SHAREHOLDERS,

Pacific Rim Mining Corp.'s 2006 fiscal year saw the Company continue to make meaningful progress toward its goal of becoming a low-cost intermediate level gold producer.

We are continuing to advance our flagship El Dorado project on a dual track of development and exploration: using the positive El Dorado pre-feasibility study that was issued in January 2005 as a basis, we are planning to develop the Minita deposit area into an expanded low-cost operation while concurrently discovering, exploring and testing new exploration targets on and around El Dorado that may enhance the project's growth profile.

During fiscal 2005, as the El Dorado pre-feasibility study was nearing completion, Pacific Rim discovered a new area of gold mineralization dubbed South Minita immediately on strike of the Minita deposit, the subject of the January 2005 pre-feasibility study. A delineation drill program was launched in late fiscal 2005 and continued throughout 2006 as the Company's primary effort in its advancement of the El Dorado project. The rationale for devoting this amount of time and effort to defining South Minita was simple – its location immediately on strike with the Minita deposit means that it could be developed and operate using much of the same infrastructure as already outlined in the pre-feasibility study for the Minita deposit. In short, South Minita could add ounces to an El

Dorado operation without adding a commensurate amount of capital. This is important as the January 2005 pre-feasibility study demonstrated that the Minita deposit could support a low-cost operation, with operating costs of $163 per ounce – roughly half of the current industry average – but could not support enough annual production to achieve intermediate level status. The gold ounces at South Minita could be the key to achieving both aspects of our goal.

In June 2006, shortly after the end of the 2006 fiscal year, the South Minita delineation drill program was completed and an updated resource estimate for the El Dorado project tabulated. The results are impressive. The El Dorado project now hosts a measured and indicated resource, inclusive of the reserves defined at Minita in the January 2005 pre-feasibility study, of 1.1 million ounces of gold and 7.4 million ounces of silver, representing a gold equivalent of 1.2 million ounces. We believe we have reached the critical mass necessary to support a larger operation and are underway on a full feasibility study to determine what that operation may look like.

Though exploration drilling took a back seat to these pre-development activities during fiscal 2006 our target generation efforts did not.  At the El Dorado project, many new gold targets were discovered in the southern part of

the district and will be drilled during fiscal 2007. On our nearby Santa Rita gold project, surface mapping and sampling led to the discovery of very high grade gold in the Trinidad vein. This target is one of the most compelling virgin discoveries our team has ever made and we are very excited to begin our first-ever drill program there in the coming months. Our exploration and project generation efforts in El Salvador and elsewhere are on-going. We are very cognizant of the need to continue to explore for and discover new deposits as the El Dorado project continues on its path toward production.

Leading our navigation of that path to production will be Pete Neilans, our recently appointed Chief Operating Officer. Pete hails from the Placer organization, where he was most recently President and CEO of Placer Dome US and was responsible for all of that company's operations in the United States. His international development and operational expertise and his experience in government and community relations, health and safety and environmental matters is an enormous asset to Pacific Rim. We are very proud to welcome Pete to the Pacific Rim team.

Fiscal 2007 promises to be a year of important milestones. Since the end of fiscal 2006 we have completed the South Minita delineation drilling program and issued an updated estimate of the El Dorado resources. Through the remainder of fiscal 2007 we intend to:

commence drilling on the new El Dorado targets; generate the first drill results from the exciting Santa Rita project; complete the Denton-Rawhide landfill agreement; complete a full feasibility study for the El Dorado project; and obtain a mining permit for the El Dorado project. This is an aggressive plan but one that we believe carries us all that much closer to our goal of becoming a low-cost, intermediate level gold producer.

We encourage you to read the Management's Discussion and Analysis thoroughly and thoughtfully – it provides a comprehensive discussion of the Company's financial performance, operations and projects. On behalf of Pacific Rim's Board of Directors, we would like to take this opportunity to thank you, our shareholders, for your interest and investment in Pacific Rim.

Sincerely,



**Thomas C. Shrake**
President and CEO

**Catherine McLeod-Seltzer**
Chairman

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the years ended April 30, 2006, 2005, and 2004. Monetary amounts are stated in United States ("US") dollars unless otherwise noted.

The Management's Discussion and Analysis ("MD&A") reviews Pacific Rim Mining Corp.'s ("Pacific Rim" or "the Company") business and financial performance, and compares its financial results for the twelve months ended April 30, 2006 ("fiscal 2006" or "Y/E2006") with those of the previous two fiscal years (the twelve months ended April 30, 2005 ("fiscal 2005" or "Y/E2005") and 2004 ("fiscal 2004" or "Y/E2004")). In order to fully understand Pacific Rim's financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and filed with appropriate regulatory bodies in Canada and the United States. A reconciliation of the effect of applying United States generally accepted accounting principles to Pacific Rim's financial results is described in Note 15 to the financial statements.

Pacific Rim's shares trade under the symbol PMU on both the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

The MD&A contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company's Note Regarding Forward Looking Statements in Section 14 for further information.

### 1. 2006 FISCAL YEAR IN REVIEW

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim's goal is to become a low cost, intermediate level gold producer.

#### Advancement of the El Dorado Gold Project

Pacific Rim's exploration emphasis during fiscal 2006 was to expand the El Dorado project through the delineation of the South Minita gold zone which was discovered during the previous fiscal year. The 18-month long South Minita delineation drill program culminated in June 2006, subsequent to the Company's 2006 fiscal year end, with the announcement of an updated resource estimate for the El Dorado gold project. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit. Highlights of the new resource estimate include:

- Total measured and indicated resources (including proven and probable reserves) at the El Dorado project of 1,222,000 gold equivalent ounces, plus a further 115,000 gold equivalent inferred resource ounces.

- Indicated resources at the South Minita deposit of 350,000 gold equivalent ounces plus a further 77,000 gold equivalent inferred resource ounces.

Details of the updated El Dorado resource estimate are presented in Section 2.

The economic impact of the South Minita deposit on the El Dorado mine proposed in the January 2005 pre-feasibility study will be determined in a full feasibility study expected to be completed during the coming fiscal year. Pacific Rim believes that the increased El Dorado gold and silver resources are of sufficient quantity to support an expansion of the operation proposed in the January 2005 pre-feasibility study and that the economics of the El Dorado mine proposed therein may be positively impacted.

In addition to drill defining the South Minita gold zone, Pacific Rim conducted extensive surface exploration work at El Dorado during fiscal 2006, which resulted in the identification of a number of new high-priority drill targets in the southern part of the El Dorado district. These targets were discovered after the Company's geological team made several key breakthroughs regarding the controls on, and most importantly timing of the bonanza gold mineralization in the El Dorado district. A discussion of the Company's exploration and target generation work is provided in Section 2.

### New Exploration Projects
Pacific Rim acquired a number of new exploration projects in Central and South America during fiscal 2006.

Reconnaissance-style sampling of what the Company has determined to be favorable geological terrains in El Salvador led to the acquisition of two new projects in that country during fiscal 2006. The Santa Rita project is located immediately northwest of the Company's El Dorado project and comprises an epithermal system in which very high grade gold is locally exposed in surface outcroppings of vein material. Geological indicators at Santa Rita suggest that the mineralization exposed in veins on surface represents high levels of the epithermal system and that the majority of the typically gold-enriched boiling zone may be preserved below ground. In February 2006 Pacific Rim acquired the Zamora project in northwestern El Salvador. The Zamora project exposes high level gold-bearing epithermal veins, and again, geological indicators suggest that the productive boiling zone of this system may be preserved below ground. Details of the Santa Rita and Zamora projects are presented in Section 2.

The Company's project generation initiative in South America focused on identifying potential epithermal gold systems, and as a result of this initiative, in June 2005 the Company staked the Carrera and Colina projects in Region XI in southern Chile and the Rosalito project in Santa Cruz Province, Argentina. These projects are discussed further in Section 2.

### Financial Highlights
*(all amounts in thousands of US dollars, except per share amounts)*

| | Year ended April 30, 2006 | Year ended April 30, 2005 | Year ended April 30, 2004 |
|---|---|---|---|
| Revenue | $8,024 | $11,868 | $12,140 |
| Operating Costs | $4,480 | $8,963 | $12,193 |
| Exploration expenditures | $6,289 | $6,424 | $5,164 |
| Loss before unusual item | $(3,908) | $(4,899) | $(7,307) |
| Loss for the period | $(618) | $(4,634) | $(6,859) |
| Per share (basic and diluted) | $(0.01) | $(0.06) | $(0.09) |
| Cash Flow used for operating activities | $(1,090) | $(1,610) | $(1,133) |
| Net increase (decrease) in cash | $1,321 | $(1,027) | $356 |
| Cash at end of period | $1,757 | $436 | $1,463 |
| Total assets | $24,909 | $8,618 | $14,033 |
| Total liabilities | $2,874 | $3,079 | $4,415 |
| Working Capital | $16,329 | $(135) | $3,033 |
| Common shares outstanding (average) | 82,527,499 | 80,514,168 | 79,145,935 |
| Fully diluted shares (average) | 88,948,999 | 86,636,068 | 84,161,115 |

### Net Loss
For the fiscal year ended April 30, 2006, Pacific Rim recorded a loss of $0.6 million or $0.01 per share, compared to a loss of $4.6 million or $0.06 per share for the fiscal year ended April 30, 2005 and $6.9 million or $0.09 per share for the fiscal year ended April 30, 2004. The improvement in net loss for Y/E2006, despite lower sales revenues compared to the previous two periods, is due to substantially decreased mine operating expenses at the Company's 49%-owned Denton-Rawhide residual leach gold operation ($4.5 million for fiscal 2006 compared to $9.8 million and $13.5 million for the previous two fiscal years) combined with a $3.3 million recovery of investment in the Andacollo Mine during fiscal 2006 (compared to $0.3 million and $0.5 million respectively for the previous two fiscal years). The Company's results of operations are discussed further in Section 4.

**Liquidity and Financial Condition**

During fiscal 2006 Pacific Rim's cash and cash equivalents increased by $1.3 million from $0.4 million at April 30, 2005 to $1.7 million at April 30, 2006. At Y/E 2006, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $14.6 million and $0.5 million respectively, compared to $0.4 million and $0.02 million respectively at Y/E 2005 (an increase year over year of $14.3 million for temporary investments and $0.5 million for bullion). In the Company's opinion, temporary investments and bullion are closely equivalent to cash, being immediately convertible to cash to cover short-term cash requirements.

During fiscal 2006 the Company received cash flow from the following sources: $2.9 million from Denton Rawhide, $3.3 million in proceeds from creditor payments and the sale of the Company's Andacollo asset, $0.3 million from the exercise of stock options, $0.3 million of investment income and $16.4 million from the sale of shares in the Company's short form prospectus equity financing (the "Financing") in March 2006. Outlays of cash during the year included: $14.3 million invested in temporary investments, $6.2 million in direct exploration expenditures and $1.5 million in direct general and administrative expenses. The net of these cash inflows and outlays was a net increase in cash and cash equivalents for fiscal 2006 of $1.3 million.

At April 30, 2006, the book value of Pacific Rim's current assets stood at $17.4 million, compared to $1.2 million at April 30, 2005. The increase in current assets is primarily as result of increases in cash and cash equivalents and temporary investments (stemming from the sale of shares in conjunction with the Company's March 2006 Financing, and proceeds from the sale of the Company's Andacollo asset), and increases in bullion during fiscal 2006. The Company's total assets at Y/E2006 were $24.9 million compared to $8.6 million at Y/E2005, with property, plant and equipment, and closure fund balances relatively stable year over year. At Y/E2006, Pacific Rim had current liabilities of $1.0 million, compared to $1.3 million at Y/E2005. Currently, Pacific Rim has no debt.

The $16.1 million increase in current assets combined with the $0.3 million reduction in current liabilities, resulted in a $16.4 million improvement in working capital from $(0.1) million at the end of fiscal 2005 to $16.3 million at the end of fiscal 2006.

Pacific Rim's liquidity and financial condition are covered in Section 6.

**Production**

Pacific Rim's share of production from the Denton-Rawhide operation during fiscal 2006 was 15,117 ounces of gold and 135,085 ounces of silver at a total cash production cost of $227 per ounce of gold produced. As non-cash heap leach inventory drawdown costs were reduced to nil in fiscal 2006, actual cash expended per ounce of gold produced in fiscal 2006 was also $227 per ounce. Fiscal 2006 production from Denton-Rawhide was approximately 31% lower than in fiscal 2005. This decline in production represents the normal slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Re-contouring of the heap leach pile undertaken during fiscal 2005 continued into fiscal 2006 and succeeded in improving recoveries on a short-term basis, though not enough to offset the normal slowdown in recovery typical of residual heap leach operations. Pacific Rim's operations are discussed further in Section 3.

**Financing Completed**

On March 1, 2006 Pacific Rim closed a short form prospectus equity financing in which total gross proceeds of CDN $20,076,000 were raised. The Financing was undertaken through a syndicate of underwriters (the "Underwriters") who agreed to buy and sell to the public the aggregate of 23,900,000 common shares of the Company at a price of CDN $0.84 per common share, which includes the exercise by the Underwriters of the over-allotment option in the aggregate amount of 6,000,000 common shares. The details of this financing, including the planned use of proceeds, are provided in Section 6.

**Andacollo Sale Finalized**

In September 2005 Pacific Rim closed the sale of 100% of the shares in the Company's subsidiaries that owned the Andacollo gold mine in Chile. Total consideration to be paid for the Andacollo mine is $5.4 million, of which $3.0 million has been paid, with the remaining $2.4 million due in future installments that are secured by a promissory note (see Note 1c to the financial statements). Details of the agreement and payment structure are provided in Section 2.

**Executive Appointments**

A number of executive appointments were made during fiscal 2006: Catherine McLeod-Seltzer, formerly President

of the Company, was named Chairman of the board of directors; Tom Shrake's role was expanded to President and Chief Executive Officer; William Myckatyn, formerly Chairman of the board of directors was named Lead Director; William Gehlen was named Vice President, Exploration; and Ronda Fullerton was named Corporate Secretary. Subsequent to the end of fiscal 2006, Pacific Rim announced the appointment of Pete Neilans to the position of Chief Operating Officer.

## 2. PROJECT DEVELOPMENTS AND EXPLORATION ACTIVITIES

Pacific Rim's primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. The Company's focus at El Dorado during fiscal 2006 was the further delineation of the South Minita gold zone, on which a definition drill program was commenced in November 2004. In addition, the Company continued its surface mapping and sampling program in the southern part of the El Dorado district, which resulted in the identification of a number of new gold targets.

Pacific Rim's exploration activities outside of the El Dorado project during the past fiscal year consisted of surface mapping, sampling and target generation programs at the Santa Rita gold project in El Salvador and grassroots exploration at the Carrera and Colina gold projects in Chile. During fiscal 2006 Pacific Rim acquired the Zamora gold project in El Salvador; a grassroots project on which the Company conducted preliminary exploration mapping and sampling.

Pacific Rim's business model has been to utilize cash flow from gold production from its 49% interest in the Denton-Rawhide Mine in Nevada plus any cash it receives from the sale of non-core assets to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economic analysis, community relations initiatives and project generation. In light of the advanced stage of exploration at the El Dorado project and the development activities the Company foresees undertaking there in the near future, as well as the numerous drill targets generated recently at the El Dorado and Santa Rita projects, Pacific Rim elected to conduct an equity financing during fiscal 2006 in order to augment its funds available for exploration and development. The Company's available sources of cash and anticipated cash flow from production and the sale of non-core assets are not intended, or sufficient, to fully fund underground development or mine construction at El Dorado.

### El Dorado Gold Project, El Salvador

*Overview*
The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim's flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project. In September 2005 the El Dorado project was expanded from 75 square kilometers in two exploration licenses to 144 square kilometers in three exploration licenses with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses). The project additionally includes a 12.75 square kilometer area pending conversion to an exploitation concession (the "El Dorado Exploitation Concession"), which underlying exploration license has a nominal expiry date of January 1, 2005.

In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of this 12.75 square kilometer portion of the El Dorado exploration licenses to an exploitation concession on December 22, 2004. The conversion process is currently pending ministerial acceptance of Pacific Rim's Environmental Impact Study (see below and Section 10) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900's, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill process.

*Fiscal 2006 Developments*
During fiscal 2006 Pacific Rim concentrated its exploration activities at the El Dorado gold project on defining and delineating the South Minita gold zone. The South Minita definition drill program was in process throughout fiscal 2006 and culminated in June 2006, subsequent

to the fiscal year end, with the tabulation of an updated resource estimate for the El Dorado project including a first-ever resource estimate for the South Minita deposit. In addition, the Company continued its surface mapping, sampling and target generation efforts in the southern part of the El Dorado district in preparation for resumption of its exploration drilling program upon completion of the South Minita definition drill program.

A complete list of results from Pacific Rim's El Dorado exploration and definition drill programs is available on the Company's website (www.pacrim-mining.com).

*Updated El Dorado Resource Estimate*
On June 19, 2006 Pacific Rim announced the results of an updated resource estimate for the El Dorado project, in which the measured and indicated resources on the project (inclusive of reserves) increased to 1.2 million gold

equivalent ounces. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit, the subject of an 18-month long definition drilling program at El Dorado that was completed subsequent to the end of fiscal 2006. South Minita was estimated in this resource tabulation to contain indicated resources of 350,000 gold equivalent ounces plus a further 77,000 gold equivalent ounces in the inferred category.

The resources below are tabulated using a gold equivalent, rather than a gold-only cutoff grade as was historically used at El Dorado, in order to more realistically represent the combined gold and silver value of these deposits. In the case of the Minita deposit, the estimate includes a small number of new recently drilled holes. The Coyotera and Nueva Esperanza deposits were re-tabulated using the gold-equivalent cutoff.

*El Dorado Project Resources (as of June 19, 2006)*

| Deposit | Resource Category | Tonnes | Gold Grade (g Au/t) | Gold Ounces | Silver Grade (g Ag/t) | Silver Ounces | Gold Equivalent Grade (g AuEq/t) | Gold Equivalent Ounces |
|---|---|---|---|---|---|---|---|---|
| South Minita | Indicated | 1,070,900 | 9.25 | 318,400 | 63.99 | 2,203,000 | 10.16 | 349,900 |
| | Inferred | 302,800 | 7.20 | 70,100 | 48.23 | 470,000 | 7.89 | 76,800 |
| Minita | Measured | 614,100 | 12.23 | 241,500 | 80.59 | 1,591,200 | 13.39 | 264,300 |
| | Indicated | 1,175,100 | 9.65 | 364,400 | 58.16 | 2,197,300 | 10.47 | 395,700 |
| | Total M&I | 1,789,200 | 10.53 | 605,900 | 65.86 | 3,788,500 | 11.47 | 660,000 |
| | Inferred | 78,400 | 10.39 | 26,200 | 67.44 | 170,000 | 11.39 | 28,700 |
| Coyotera | Measured | 166,000 | 7.86 | 42,100 | 57.79 | 309,000 | 8.69 | 46,500 |
| | Indicated | 501,000 | 7.15 | 115,200 | 58.68 | 945,000 | 7.99 | 128,700 |
| | Total M&I | 667,000 | 7.34 | 157,300 | 58.48 | 1,254,000 | 8.17 | 175,200 |
| | Inferred | 19,000 | 5.83 | 3,600 | 72.12 | 44,000 | 6.86 | 4,200 |
| Nueva Esperanza | Indicated | 183,000 | 5.77 | 33,900 | 30.47 | 179,000 | 6.20 | 36,400 |
| | Inferred | 29,000 | 4.67 | 4,300 | 35.49 | 33,000 | 5.17 | 4,800 |
| TOTAL MEASURED & INDICATED ALL DEPOSITS | | 3,710,100 | 9.35 | 1,115,500 | 62.24 | 7,424,500 | 10.24 | 1,221,500 |
| TOTAL INFERRED ALL DEPOSITS | | 429,200 | 7.55 | 104,200 | 51.96 | 717,000 | 8.30 | 114,500 |

Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t .
2) Gold equivalents based upon a silver to gold ratio of 70:1.
3) The Minita resource INCLUDES the reserves stated below.

**Mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission ("SEC"). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to Section 14 for further explanation.**

The resources above were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into a three dimensional grade thickness model. Each of the three veins at the Minita deposit and ten veins at the South Minita deposit were estimated separately. Section 14 contains additional NI 43-101 disclosure regarding this resource estimate.

A portion of the Minita resources were converted to proven and probable reserves in a pre-feasibility study for the El Dorado deposit conducted in January 2005 (details of the assumptions used in this reserve calculation are available in the Company's fiscal 2005 regulatory filings as referred to in Section 13, and NI 43-101 disclosure is presented in Section 14). The following reserve table outlines that portion of the Minita resource which have been converted to reserves:

**El Dorado Project Proven & Probable Reserves (as of January 21, 2005)**

| Reserve Category | Tonnes | Gold Grade (g Au/t) | Gold Ounces | Silver Grade (g Ag/t) | Silver Ounces | Gold Equivalent Grade (g AuEq/t) | Gold Equivalent Ounces |
|---|---|---|---|---|---|---|---|
| Proven | 711,949 | 10.09 | 230,908 | 68.30 | 1,563,425 | 11.06 | 253,242 |
| Probable | 892,934 | 9.05 | 259,850 | 54.85 | 1,574,591 | 9.84 | 282,344 |
| Total | 1,604,883 | 9.51 | 490,758 | 60.82 | 3,138,016 | 10.38 | 535,586 |

*Notes:*
*1) El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.*
*2) Based upon US$350 gold and US$5.00/oz silver market price.*
*3) Values shown in table are diluted and do account for mining recovery.*

**Mineral resource and reserve estimates presented in this document have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission ("SEC"). In particular, U.S. Securities and Exchange Commission Industry Guide 7 requires a "final" or "bankable" feasibility study to make reserve disclosure. The NI 43-101 Proven & Probable Reserves reported above are not considered reserves under U.S. Securities and Exchange Commission Industry Guide 7 and would not be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to Section 14 for further explanation.**

Economic highlights of a proposed operation at the El Dorado project as presented in the January 2005 pre-feasibility study released during fiscal 2005 include:

- Operating costs (including direct mining costs, mill processing and general and administrative costs and excluding royalties and refining charges) estimated to average $163 per gold equivalent ounce over the life of mine; including $140 and $137 per ounce operating cost in the first two years of production respectively.

- Average annual forecast gold equivalent production over a projected 6.2-year mine life of approximately 80,000 ounces; including approximately 87,000 and 99,000 gold equivalent ounces* in the first two years of production respectively.

- Total estimated capital costs of $66.9 million comprised of $47.9 million pre-production capital and $19.0 million on-going capital.

- An estimated $43.6 million in cash flow* over the life of the mine with a payback period of 3.5 years.

- Projected pre-tax Internal Rate of Return* ("IRR") of 18.1%.

*(*Gold equivalent ounces, projected cash flow and IRR are based on gold and silver prices of $400 per ounce and $6.00 per ounce respectively)*

A full feasibility study based on the updated El Dorado resource estimate and including aspects of the mine plan outlined in the January 2005 pre-feasibility study has been initiated to investigate the economics of mining the El Dorado project at higher throughput rates. Pacific Rim believes that the resource ounces outlined above will support an expanded El Dorado operation with annual gold production significantly higher than that envisioned in the January 2005 pre-feasibility study, while maintaining operating costs at or about $163 per ounce as estimated in the pre-feasibility study. The full feasibility study is expected to be completed in late calendar 2006.

*Exploration*

Concurrent with the South Minita delineation drill program during fiscal 2006, Pacific Rim continued a surface mapping, sampling and target generation program in the southern part of the El Dorado district that had commenced during fiscal 2005. This exploration program benefited from a scientific breakthrough made by the Company regarding the timing of the gold mineralizing event at El Dorado relative to the volcanic sequence that dominates the area. As a result, areas of the El Dorado project previously thought to be lower priority geologically were re-evaluated with this surface exploration program and a number of high priority gold-bearing targets were discovered. These targets include: the untested 4 kilometer strike extent of the Minita structure that continues south from the Minita and South Minita deposits; a broad structural zone in the vicinity of the Nance Dulce vein (on which limited drilling was conducted during fiscal 2005); the untested Hacienda structure (a roughly 4 kilometer north-south striking structure geologically similar to, and approximately 2 kilometers west of, the Minita structure); and the Gallardo vein, on which there is located a colonial-era mine shaft. With the South Minita delineation drill program completed, Pacific Rim intends to resume its exploration drilling program at the El Dorado gold project during fiscal 2007 and will focus on testing these four high priority targets.

*Environmental Impact Study*

In September 2004, the Company submitted an Environmental Impact Study ("EIS") to the El Salvadoran Environmental and Natural Resources Ministry ("MARN") for a 750 tonne per day operation. In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment. The public comment period ran for two weeks in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these issues. The Company is currently preparing the EIS for resubmission to MARN, following which it will await further instructions or final acceptance of the EIS and granting of an environmental permit.

*Summary*

The El Dorado project remains the cornerstone of Pacific Rim's strategy for growth. Of the $6.2 million spent on direct exploration costs during fiscal 2006, $5.9 million was expended on the El Dorado project, primarily on the South Minita delineation drill program with minor expenditures on pre-development activities and community relations initiatives.

**Santa Rita Gold Project, El Salvador**

The Santa Rita project is a 48.6 square kilometer (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company's flagship El Dorado project, though the two projects host separate epithermal systems.

An epithermal quartz-calcite vein system at Santa Rita was discovered by Pacific Rim early in fiscal 2006 through reconnaissance-style sampling of float, sub-crop and out-crop. The Trinidad vein, one of two known vein structures on the project, has to date been traced over a distance of approximately 2 kilometers in a northwest – southeast direction. Seven rock samples collected during fiscal 2006 from a 500 meter strike length of the Trinidad vein (two sections of approximately 100 and 200 meters in strike length respectively, separated by approximately 200 meters) yielded the following results: 6.43 g/t gold over 1.5 meters; 14.59 g/t gold over 1.0 meter; 25.76 g/t gold over 1.5 meters; 118.29 g/t gold over 1.5 meters; 32.67 g/t gold over 0.5 meters; 12.64 g/t gold over 2.0 meters; and 59.52 g/t gold over 1.5 meters. The remainder of the Trinidad vein, as well as the 200-meter segment of the vein within the high-grade area (where it crosses a hill), are likely above the productive interval of the Santa Rita epithermal system, though surface sampling still yielded assays up to 5 g/t gold over similar vein widths.

During fiscal 2006 Pacific Rim completed a baseline environmental assessment of the Santa Rita project, which was submitted to MARN, presented for public comment, amended based on public comments raised and resubmitted to MARN. On June 12, 2006, the Company received a permit from MARN to conduct a drill program on the Santa Rita gold project, paving the way for the Company to finalize access agreements with local residents, upgrade and construct access roads and then

mobilize a drill rig to the site. The duration and extent of the Santa Rita drill program, expected to commence in the first half of fiscal 2007, will be dictated by results.

The Santa Rita project provides an excellent exploration opportunity within El Salvador that will both complement and benefit from the Company's on-going El Dorado exploration.

**Other Exploration Projects**

*Zamora Gold Project, El Salvador*
In February 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies. Under the terms of the agreement the Company maintains an option to purchase the Zamora exploration concession by making advance royalty payments as follows: 50,000 shares upon regulatory approvals of the arrangement (issued March 10, 2006): 50,000, 70,000, 100,000 and 150,000 shares on the first through fourth anniversaries of the agreement respectively: 200,000 shares on the fifth and subsequent anniversaries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concessions. Title to 100% of the project will be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10 million (inclusive of the value of the advance royalty payments made).

The Zamora project comprises a 40 square kilometer land package located 50 kilometers north of San Salvador, in El Salvador. The Zamora project exposes high-level gold bearing veins of the adularia-sericite type of epithermal system. Pacific Rim conducted limited grab sampling of vein outcrops and float within a small portion of the Zamora project area during fiscal 2006, which returned values of up to 16.6 g/t gold. The juxtaposition of both high-grade gold-bearing veins and gold-bearing volcanic sinter deposits (ancient geysers) at the Zamora project indicates strong potential for the preservation from erosion of the productive boiling zone in this epithermal system.

A baseline environmental assessment of the Zamora project will be undertaken during fiscal 2007 in preparation for obtaining a permit to conduct a Phase 1 drill program.

*Carrera and Colina Gold Projects, Chile*
During fiscal 2006 Pacific Rim staked two new properties totalling 81 square kilometres in the XI Region in southern Chile. The Carrera project (8 concessions totalling 23 square kilometres) and the Colina project (20 concessions totalling 58 square kilometers) occur within an epithermal gold belt that hosts Coeur d'Alene Mines Corp.'s Cerro Bayo gold mine. Both properties expose the highest parts of an epithermal system, above the boiling zone within which bonanza gold grades normally occur. Pacific Rim discovered anomalous levels of gold mineralization in chalcedonic quartz veinlets, which led to the staking of these claims. During fiscal 2006 Pacific Rim conducted limited exploration work at the Carrera and Colina projects, including regional-scale mapping, and intends to conduct additional early-stage exploration work, including mapping, sampling, target generation and a Phase 1 drill program during fiscal 2007.

*Rosalito Copper Project, Argentina*
The Rosalito project in Santa Cruz province, Argentina is a 100 square kilometer exploration claim staked by Pacific Rim to cover a potential supergene enrichment blanket related to a porphyry copper system. Rosalito comprises iron oxide-stained, bleached rhyolite tuffs and volcaniclastics that surround a leached sulfide breccia. This porphyry copper-style alteration system occurs along the edge of a range front with adjacent alluvial-covered areas. A 0.5-meter wide sulfide vein that crosscuts the breccia returned 9.57% zinc, 2.1% copper and 47 g/t silver. Porphyry copper systems are known to occur in the same geological environments as the epithermal gold systems Pacific Rim is seeking, and it is not uncommon to find one in the search for the other. As Pacific Rim is focused on epithermal gold systems, the Company plans to option or joint venture the Rosalito project to a suitable partner.

*Andacollo Gold Mine, Chile*
On June 20, 2005 Pacific Rim entered into a letter of intent to sell 100% of the shares in its subsidiary companies that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. Between June and August 2005 payments totaling $0.9 million were made to the Company by the purchaser to maintain their exclusive right to conduct due diligence  On September 21, 2005, a final agreement was entered into and the sale of the Company's subsidiaries was closed. Upon execution of the final Share Purchase Agreement, Pacific

Rim received a $2.1 million payment from the purchaser. The agreement provides for further payments totaling $2.4 million to be made to the Company ($1 million and $1.4 million by September 2006 and 2007 respectively) that are secured by a promissory note (see Note 1c to the financial statements) and relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim's predecessor company, was a non-core asset that warranted monetization. At the time of its sale, CMD was in the process of reclaiming the mine site and disposing of the mine assets.

## 3. REVIEW OF OPERATIONS

Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company ("Kennecott"), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

### Gold and Silver Production

Pacific Rim's share of production from the Denton-Rawhide operation during fiscal 2006 was 15,117 ounces of gold and 135,085 ounces of silver at a total cash production cost of $227 per ounce of gold produced. As non-cash heap leach inventory drawdown costs were reduced to nil in fiscal 2006, actual cash expended per ounce of gold produced in fiscal 2006 was also $227 per ounce. During fiscal 2005 and fiscal 2004, Pacific Rim's share of production was 22,056 ounces of gold and 212,705 ounces of silver at total cash production costs of $329 per ounce (actual cash cost, being the total cash production costs less non-cash heap leach inventory drawdown costs, of $219 per ounce), and 29,687 ounces of gold and 238,124 ounces of silver at total cash production costs of $372 per ounce (actual cash cost of $116 per ounce), respectively. Gold prices rose markedly during fiscal 2006, from $427.90 per ounce on May 3, 2005 (the first trading day in fiscal 2006) to $644.00 per ounce at April 28, 2006 (the last trading day in fiscal 2006), on its way to a 25-year high of $725.00 per ounce reached on May 12, 2006 subsequent to the end of the Company's 2006 fiscal year.

### Production Highlights

| | April 30, 2006 | April 30, 2005 | April 30, 2004 |
|---|---|---|---|
| Ounces gold produced* | **15,117** | 22,056 | 29,687 |
| Ounces silver produced* | **135,085** | 212,705 | 238,124 |
| Total cash production cost | **$227** | $329 | $372 |
| Actual cash production cost** | **$227** | $219 | $116 |
| Average realized gold price | **$497** | $412 | $385 |
| Average actual gold price | **$492** | $416 | $384 |

*Pacific Rim's 49% share of Denton-Rawhide production.

**Total cash production cost less non-cash heap leach inventory drawdown cost (see Section 12 "Non-GAAP Measures").

Fiscal 2006 gold production from Denton-Rawhide was approximately 31% lower than in fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Production was further affected by the temporary closure of sections of the heap leach pile as the mine operators continued re-contouring the pile in order to expose the leaching fluids to a greater surface area. Although this re-contouring resulted in short term increases in gold production at Denton-Rawhide, the effect was not great enough to offset the slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. The Denton-Rawhide mine owners are considering a number of options for continuing to maximize gold production, which may result in future short term improvements in production. However, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company's projections for Denton-Rawhide production look forward no more than 6 months at a time.

### Forward Sales

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2005, Pacific Rim had 3,000 ounces of gold sold forward at an average price of $442 per ounce in contracts of 1,000 ounces per

month with maturity dates extending to July 2005. These contracts were delivered as scheduled and no further forward sales were undertaken until April 2006 when a further 3,000 ounces of gold were sold forward in contracts of 500 ounces per month with maturity dates extending to October 2006 at prices ranging from $635 per ounce to $644 per ounce. At April 30, 2006, these 3,000 ounces remained sold forward at an average price of $639 per ounce. Pacific Rim's forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

### Landfill Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners ("Rawhide Joint Venture"), signed a Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC ("NRRG") of Reno, NV to utilize the Denton-Rawhide open pits as a landfill for non-hazardous municipal waste in return for tipping fees, which will provide Pacific Rim with an estimated $103.6 million in cash over the 40+ year term of the agreement. The agreement includes a provision whereby NRRG can buy-out future tipping fees according to a net present value formula. Upon signing of the agreement, NRRG placed a security deposit of $0.5 million in trust and must make another payment of $1 million upon closing.

When originally signed, the agreement forecast a provisional closing date of October 2006 subject to three key provisions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. The Rawhide Joint Venture's efforts to purchase the federal land fragments within the pit progressed during fiscal 2006 but to date have not been completed. Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the multi-decade term of the agreement.

The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

### 4. RESULTS OF OPERATIONS

For the fiscal year ended April 30, 2006, Pacific Rim recorded a loss of $0.6 million or $0.01 per share, compared to a loss of $4.6 million or $0.06 per share for the fiscal year ended April 30, 2005 and $6.9 million or $0.09 per share for the fiscal year ended April 30, 2004. The reduction in net loss for Y/E2006, despite lower sales revenues compared to the previous two periods, is primarily due to substantially decreased mine operating expenses at the Company's Denton-Rawhide residual leach gold operation ($4.5 million for fiscal 2006 compared to $9.8 million and $13.5 million for the previous two fiscal years) combined with a $3.3 million recovery of investment in the Andacollo Mine during fiscal 2006 (compared to $0.3 million and $0.4 million for the previous two fiscal years).

### Revenue

Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $8.0 million in fiscal 2006, compared to $11.9 million in fiscal 2005 and $12.1 million in fiscal 2004. Revenue for 2006 was lower than the previous two periods, despite improvements in the realized gold price ($497 per ounce for Y/E2006 compared to $412 per ounce for Y/E2005 and $385 per ounce for Y/E2004), due to a decrease in precious metal production during fiscal 2006 (15,117 ounces of gold in fiscal 2005 compared to 22,056 ounces of gold in fiscal 2005 and 29,687 ounces of gold in fiscal 2004).

Mine operating expenses were $4.5 million in fiscal 2006, compared to $9.8 million in fiscal 2005 and $13.5 million in fiscal 2004. The sharp decrease is a result of a decrease in direct mine operating costs for fiscal 2006 ($4.5 million for Y/E2006 compared to $9.0 million for Y/E2005 and $12.2 million for Y/E2004) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs ($0.02 million for Y/E2006 compared to $0.9 million for Y/E2005 and $1.3 million for Y/E2004) as Denton-Rawhide nears the end of its projected life and the value of its property, plant and equipment diminishes. As a result, a mine operating income of $3.5 million was realized in fiscal 2006, com-

**M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S   O F**
**F I N A N C I A L   C O N D I T I O N   A N D   R E S U L T S   O F   O P E R A T I O N S**

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pared to $2.0 million in fiscal 2005 and a loss of $1.3 million in fiscal 2004.

### Expenses

Net non-operating expenses increased during fiscal 2006 to $7.4 million, compared to $6.9 million for fiscal 2005 and $6.0 million for fiscal 2004. The current year's expenses reflect higher direct exploration expenditures for Y/E2006 ($6.2 million) and Y/E 2005 ($6.4 million) compared to Y/E 2004 ($5.1 million) and increased direct general and administrative expenses ($1.5 million for Y/E2006 compared to $1.1 million for Y/E 2005 and $0.9 million for Y/E 2004) reflecting an increase in regulatory and legal costs associated with recently introduced United States and Canadian reporting and regulatory requirements. The Company's fiscal 2005 expenses were also affected by a gain on the sale of Rawhide property, plant and equipment of $0.8 million during fiscal 2005 (compared to $0.3 for fiscal 2004 and $0.01 million for fiscal 2006).

### 5. SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER REVIEW

**Summary of Quarterly Results***
*(all amounts in thousands of US dollars, except per share amounts)*

| 2006 | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
|---|---|---|---|---|
| Revenue | $1,945 | $2,649 | $1,712 | $1,718 |
| Net income (loss) | $(1,721) | $(624) | $1,208 | $519 |
| Net income (loss) per share – basic and diluted | $(0.01) | $(0.01) | $0.01 | $0.01 |

| 2005 | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
|---|---|---|---|---|
| Revenue | $2,925 | $2,675 | $2,828 | $3,440 |
| Net income (loss) | $(277) | $(637) | $(2,382) | $(1,338) |
| Net income (loss) per share – basic and diluted | $0.00 | $(0.01) | $(0.03) | $(0.02) |

*unaudited*

The Company does not experience any material seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide gold mine, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Net income (loss)

rose steadily from the third quarter of fiscal 2005 through the 2nd quarter of fiscal 2006 with improvements in the price of gold and reductions in mine operating costs, combined with recovery on investments in the Andacollo mine. During the third and fourth quarters of fiscal 2006 net income reversed direction and became a net (loss) as recoveries in investment in the Andacollo mine had no impact on third or fourth quarter income. Gold price increases outweighed by production decreases has tended to result in generally decreasing revenues at the Denton-Rawhide mine through the last 8 quarters. Mine operating income has improved quarterly as mine operating expenses are reduced through the residual leaching phase of the operation. Variability in net income (loss) on a quarterly basis is largely a function of unusual or extraordinary events and expenses within the quarter.

### 6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

### Liquidity

During fiscal 2006 Pacific Rim's cash and cash equivalents increased by $1.4 million from $0.4 million at April 30, 2005 to $1.8 million at April 30, 2006. At Y/E 2006, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $14.6 million and $0.5 million respectively, compared to $0.4 million and $0.02 million respectively at Y/E 2005 (an increase year over year of $14.3 million for temporary investments and $0.5 million for bullion). In the Company's opinion, temporary investments and bullion are closely equivalent to cash, being immediately available to cover short-term cash requirements.

During fiscal 2006 the Company received cash flow from the following sources: $2.9 million from Denton Rawhide, $3.3 million in proceeds from creditor payments and the sale of the Company's Andacollo asset, $0.3 million from the exercise of stock options, $0.3 million of investment income and $16.4 million from the March 2006 Financing. Outlays of cash during the year included: $14.3 million in temporary investments, $6.2 million in direct exploration expenditures and $1.5 million in direct general and administrative expenses. The net of these cash inflows and outlays was a net increase in cash and cash equivalents for fiscal 2006 of $1.3 million.

*Cash Flow Used For Operating Activities*

Cash flow used for operating activities was $(1.1) million in fiscal 2006 compared to $(1.6) million in fiscal 2005 and $(1.1) million in fiscal 2004. The substantially reduced loss for fiscal 2006 (a loss of $0.6 million for Y/E2006 compared to a loss of $4.6 million for Y/E2005 and $6.9 million for Y/E2004), was offset by a reduction in inventories to $(0.5) million for fiscal 2006 from $3.7 million for fiscal 2005 and $7.2 million for fiscal 2004. This led to a slight decrease in cash flow used for operating activities for fiscal 2006 compared to the previous two fiscal periods.

*Cash Flow Provided by (Used For) Investing Activities*

Cash flow used for investing activities was $(14.3) million during fiscal 2006, compared to $0.5 million and $0.3 million provided by investing activities in fiscal 2005 and fiscal 2004 respectively. The sharp increase in cash flow used for investing activities in the current year compared to the two previous periods reflects $14.3 million in temporary investments made during fiscal 2006 from the proceeds of the Financing. Temporary investments totaled $0.4 million in fiscal 2005 and $Nil in fiscal 2004. Two other items contributed to the cash flow provided by investing activities during fiscal 2005 and fiscal 2004 for which there were no comparable items during fiscal 2006: proceeds from the disposition of property, plant and equipment were $0.8 million in fiscal 2005, $0.3 million in fiscal 2004 and $0.01 million for fiscal 2006, and reclamation sinking fund withdrawals were $0.1 million in fiscal 2005, $0.5 million in fiscal 2004, and $Nil million in fiscal 2006.

*Cash Flow Provided by Financing Activities*

During fiscal 2006, cash flow provided by financing activities totaled $16.7 million, substantially increased from the $0.1 million provided in fiscal 2005 and $1.2 million provided in fiscal 2004. The fiscal 2006 financing cash flow is primarily related to the issuance of common shares of the Company, net of the issue costs, as part of the Company's March 2006 Financing.

The Financing was undertaken through a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Haywood Securities Inc. and Salman Partners Inc. (collectively, the "Underwriters") under which the Underwriters agreed to buy and sell to the public the aggregate of 23,900,000 common shares of Pacific Rim at a price of CDN$0.84 per common share (representing total gross proceeds of CDN$20,076,000) which includes the exercise by the Underwriters of the over-allotment option in the aggregate amount of 6,000,000 common shares. In consideration for their services, the Underwriters received a 6% cash commission and broker warrants entitling the Underwriters to purchase up to 1,195,000 common shares of the Company at a price of CDN$0.84 per common share on or before March 1, 2007.

Cash flow provided by financing activities was further supplemented in fiscal 2006 by $0.3 million in proceeds from the issuance of common stock upon the exercise of stock options (783,766 shares at an average price of $0.55 per share) (compared to $0.1 million in Y/E2005 and $1.2 million in Y/E2004).

**Capital Resources and Financial Condition**

At April 30, 2006, the book value of Pacific Rim's current assets stood at $17.4 million, compared to $1.2 million at April 30, 2005. The increase in current assets is primarily as result of increases in cash and cash equivalents and temporary investments (stemming from the sale of shares in conjunction with the Company's March 2006 Financing), and proceeds from the sale of the Company's Andacollo asset), and increases in bullion during fiscal 2006. The Company's total assets at Y/E2006 were $24.9 million compared to $8.6 million at Y/E2005, with property, plant and equipment, and closure fund balances relatively stable year over year. At Y/E2006, Pacific Rim had current liabilities of $1.0 million compared to $1.3 million at Y/E2005. Currently, Pacific Rim has no short- or long-term debt.

The $16.2 million increase in current assets combined with the $0.3 million reduction in current liabilities, resulted in a $16.4 million improvement in working capital from $(0.1) million at the end of fiscal 2005 to $16.3 million at the end of fiscal 2006.

The Company's exploration plans for fiscal 2007 are:

- conclusion of the South Minita delineation drill program and completion of an updated resource estimate for the El Dorado project focusing on the South Minita deposit (both of which were completed subsequent to the fiscal 2006 year end);

- completion of a full feasibility study for the El Dorado project, based on the additional gold ounces outlined at the El Dorado project in the June 2006

resource estimate, to consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study;

• refocusing of the Company's drilling program back to exploration-style drilling to test the new, high priority gold targets discovered in the southern part of the El Dorado district;

• commencement of the Santa Rita drill program;

• continued target generation on the Company's grassroots projects; and

• continuation of the Company's search for additional project acquisitions.

Expenditures for this aggressive exploration program outlined for fiscal 2007 are anticipated to be approximately $8 million, sufficiently available from the Company's current cash and cash equivalent, and temporary investment balances. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for exploration or general and administrative expenses. In addition, in September 2006 the Company expects to receive a $1.0 million payment related to the sale of the Andacollo mine (see Section 2). The Company believes it has sufficient working capital in place and expected cash receipts due in the coming fiscal year to adequately cover its planned expenditures. If the Company decides to commence development activities at El Dorado during the coming fiscal year, including construction of an access/haulage ramp at El Dorado, additional financing will be required.

Pacific Rim received $3.0 million during fiscal 2006 in recovery of investment in the Andacollo mine related to its sale of its Cayman and Chilean subsidiaries that owned the Andacollo mine. During fiscal 2006 the Andacollo creditors plan was concluded and Pacific Rim was repaid $0.3 million owing to it under the plan, with no further amounts due to the Company. This compares to a recovery of investment in the Andacollo mine of $0.3 million during fiscal 2005 and $0.4 million during fiscal 2004.

## 7. CONTRACTUAL OBLIGATIONS

The Company is committed to payments under operating leases for office premises, a photocopier, and vehicles through to 2010 as set out in Note 13 to the 2006 annual financial statements. The following table lists as of April 30, 2006, information with respect to the Company's known contractual obligations.

**Contractual Obligations**
*(in thousands of US dollars)*

|  | | Payments due by period | | |
|---|---|---|---|---|
|  | Total | < 1 year | 1- 3 years | 3 – 5 years | > 5 years |
|---|---|---|---|---|---|
| Debt Obligations | $0 | $0 | $0 | $0 | $0 |
| Operating Lease Obligations | $234 | $122 | $109 | $3 | $0 |
| Accounts payable and accrued liabilities | $882 | $882 | $0 | $0 | $0 |
| Accrued closure costs | $1,992 | $143 | $697 | $996 | $156 |
| Total | $3,108 | $1,147 | $806 | $999 | $156 |

## 8. CRITICAL ACCOUNTING POLICIES

The details of Pacific Rim's significant accounting policies are presented in Note 2 to the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results:

**Cash and Cash Equivalents**
Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

**Temporary Investments**
Term investments with a term to maturity from inception of greater than three months which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to insignificant risks of loss in value are classified as temporary investments.

**Bullion**
Gold and silver bullion is valued at the lower of cost and estimated fair market value.

**Product Inventory**

Product inventory, comprised of gold in process, is valued at the lower of cost and net realizable value.

**Property, Plant and Equipment**

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, will be capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

**Environmental Expenditures and Closure Costs**

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 *"Asset Retirement Obligations"* which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations.

**Income Taxes**

The Company uses the asset and liability method of accounting for future income taxes.

**Share Capital**

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

**Stock-based Compensation**

The Company uses fair value accounting for all stock options issued during the year, in keeping with CICA standard 3870 *"Stock-based Compensation and Other Stock-based Payments"*.

**Revenue Recognition**

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

**Earnings (Loss) per Share**

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

**Derivative Transactions**

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company's entire forward sales activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

**Foreign Exchange**

Transaction amounts denominated in other currencies are translated into United States dollar equivalents at

exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses on translation are included in determining net income for the period.

### Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

*Resources*

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property's mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company's October 2003 resource estimate, 2005 pre-feasibility study and June 2006 resource estimate (see Section 14).

*Inventories*

The current inventories recorded in Pacific Rim's consolidated financial statements represent the Company's portion of gold in process inventories at the Denton-Rawhide gold mine. The cost of the gold in process inventory was estimated by Kennecott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the cost of gold in the process of being recovered.

*Accrued Closure Costs*

Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 9 to the consolidated financial statements.

## 9. RISKS AND UNCERTAINTIES

### History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2006, the Company had an accumulated deficit of $53.3 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for fiscal 2007. There can be no assurance that the Company will realize revenue growth or achieve profitability.

### Financing Risks

The Company anticipates that cash and cash equivalents, temporary investments and bullion, combined with the expected cash generated from leaching activities at Denton-Rawhide and future payments due from the sale of the Andacollo mine asset will be sufficient to fund the Company's cash requirements and current exploration activities through the coming fiscal year but are not sufficient to fully fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company's properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see "Metal Price Volatility") or that additional funding will be available to it to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite

postponement of further exploration and development of its projects with a possible loss of some properties.

**Exploration Risks**

Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. As described under "Mineral Projects", except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company's properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company's principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. See "Mineral Projects – El Salvador Properties – El Salvador Mining Regime." The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company's exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure against or which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position. In addition, there are a number of uncertainties inherent in

any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company's exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company's properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates included in this document have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

**Uncertainty of Mineralization Estimates**

Although the Company has assessed the mineral reserve and mineral resource estimates presented herein and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may

render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

### Title to Properties

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, the Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a portion of its El Dorado Property exploration licenses to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an environmental impact study. The approval of the El Dorado environmental impact study by the environmental ministry is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty when or if the authorities in El Salvador will approve the El Dorado environmental impact study or grant the Company an exploitation concession. El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the conversion process is underway.

### Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

### Government Law, Environmental and
### Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora properties are located in El Salvador. In addition, the Company holds or seeks to acquire properties for exploration in other Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country's geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from

producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

**Forward Selling Activities**

The Company may utilize forward selling to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company's cash flow from forward selling relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

**Dependence on Management**

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

**Conflicts of Interest**

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

**Competition for Other Assets**

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

**Currency Fluctuations May Affect**
**the Costs of Doing Business**

The Company's activities and offices are currently located in Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada, Chile and El Salvador may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

### The Company's Insurance Coverage
### May Be Inadequate

The mining industry is subject to significant inherent risks. While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

### Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to handle all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

### Increased Costs and Compliance Risks
### as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, the AMEX and the TSX. The Company expects these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The Company is currently preparing for compliance with Section 404; however, there can be no assurance that the Company will be able to effectively meet all of the requirements of Section 404 in the

required timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company's operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company's internal controls over financial reporting or the Company's independent auditors providing an adverse opinion regarding management's assessment. Any such result could cause investors to lose confidence in the Company's reported financial information, which could have a material adverse effect on the Company's stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause the Company's stock price to decrease.

## 10. ENVIRONMENTAL AND
## SOCIAL RESPONSIBILITIES

### Environmental

In September 2004, the Company submitted an Environmental Impact Study ("EIS") for a 750 tonne per day ("tpd") operation to the El Salvadoran Environmental and Natural Resources Ministry ("MARN"). In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted final technical approval of the EIS, and instructed the Company to submit the EIS for public comment. The public comment period ran for two weeks in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these issues. The Company is currently preparing the EIS for resubmission to MARN, following which it will await further instructions or final acceptance of the EIS and granting of an environmental permit.

Pacific Rim has in deposit a closure fund of $3.2 million (fair market value of $3.3 million) as of April 30, 2006, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim's portion) totaling $0.1 million are anticipated to be spent at Denton-Rawhide in the coming fiscal year, with a further $1.9 million in estimated closure costs thereafter. No further trust funding is required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

## Community Relations

Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Community benefit initiatives undertaken by Pacific Rim in the towns and villages in and around the Company's El Dorado gold project include:

### Education

Literacy and math competency are important job skills. Pacific Rim has initiated optional classes to improve the literacy and math skills of its local employees. The Company has expanded this program into the local community as a pre-employment educational opportunity for the largely unskilled local labor force. Presently approximately 120 members of the local community are participating in the classes. Pacific Rim intends to hire locally to the maximum extent possible, should the Company make a positive production decision at El Dorado.

### Reforestation

Pacific Rim supports an on-going collaborative program with the Peace Corps and other local organizations to reforest the area around the El Dorado project, with more than 30,000 trees planted to date. The Company provides the nursery space, materials and labor for the planting season and expects to plant a further 8,000 trees during fiscal 2007.

### Water

During the dry season, readily available domestic water in the El Dorado project vicinity can become limited; an annual complication for the many people that live in the area. Pacific Rim has conducted hydrogeologic studies aimed at identifying new sources of ground water for two local communities. Optimal well locations have been selected and the communities are in the process of acquiring the necessary permits. Once the permits have been acquired, Pacific Rim will fulfill its prior commitment to drill and install casing in the new wells.

### Community Development

During fiscal 2006, Pacific Rim began to implement the first stages of a sustained program of community development, focusing primarily on health and education initiatives. Recently, two collaborative projects were completed in which elementary school buildings and playgrounds received retaining walls and chain-link fences with materials provided by Pacific Rim and labor supplied by the community. The Company also provided materials, labor and technical supervision for the design and construction of a security wall at a local hospital. Work clothes for the security staff and the field crews are fabricated under contract to a group of women in the local community.

Pacific Rim established a non-profit foundation during fiscal 2006, which will serve as the mechanism for community development investments in the future. A community development committee has been formed with 10 members from various parts of the community. This committee is charged with identifying and then recommending "real value" community development projects to the foundation. Pacific Rim has committed to fund the foundation with the equivalent of 0.5% of direct operating costs on an annual basis.

Further information regarding Pacific Rim's approach to environmental and social issues is available on the Company's website (www.pacrim-mining.com).

## 11. OUTLOOK

Pacific Rim's funds available for exploration in the coming year include current cash and cash equivalent balances plus short term liquid investments, a $1 million payment due in September 2006 related to the sale of the Andacollo mine, and anticipated cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2007 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A portion of these funds will be spent on the El Dorado gold project in El Salvador in the coming year. The Company expects to complete a feasibility study for the

**M A N A G E M E N T ' S   D I S C U S S I O N   A N D   A N A L Y S I S   O F**
**F I N A N C I A L   C O N D I T I O N   A N D   R E S U L T S   O F   O P E R A T I O N S**

**2 4**

El Dorado project, to examine the impact of the newly quantified gold and silver ounces from the June 2006 updated resource estimate at the El Dorado project on the mine plan envisioned in the January 2005 pre-feasibility study. In addition, with the South Minita delineation drilling completed, the Company intends to resume exploration drilling, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district. A final decision regarding the commencement of construction of an access/haulage ramp on the El Dorado property will be made once the Company is able to evaluate the detailed economics outlined in a full feasibility study expected by the end of calendar 2006, and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. While its funds available are sufficient to commence development activities at El Dorado, they are not sufficient to complete the construction of an access/haulage ramp. Additional financing will be required in this case. Outside of the El Dorado project, during the coming fiscal year Pacific Rim intends to spend a portion of its available funds on a Phase 1 drill program at the Santa Rita gold project in El Salvador and to conduct early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and Chile.

## 12. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including "total cash production costs" and "actual cash production costs" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

**Unit Costs**
*(in thousands of US dollars except gold ounces and cost per ounce)*

| Fiscal 2005 (twelve months ended April 30, 2005) | Total Cash Production Cost | Actual Cash Production Cost |
|---|---|---|
| Operating costs | $8,963 | $8,963 |
| Silver credits realized | $(1,706) | $(1,706) |
| Inventory change | n/a | $(2,430) |
| Cost base for calculation | $7,257 | $4,827 |
| Gold ounces produced | 22,056 | 22,056 |
| Cost base per gold ounce produced | $329 | $219 |

| Fiscal 2006 (twelve months ended April 30, 2006) | Total Cash Production Cost | Actual Cash Production Cost |
|---|---|---|
| Operating costs | $4,480 | $4,480 |
| Silver credits realized | $(1,043) | $(1,043) |
| Inventory change | n/a | $(12) |
| Cost base for calculation | $3,437 | $3,425 |
| Gold ounces produced | 15,117 | 15,117 |
| Cost base per gold ounce produced | $227 | $227 |

## 13. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company's: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); current year's 40-F, or prior years' 20-F, filings (available at www.sec.gov); and website www.pacrim-mining.com.

## 14. NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

**National Instrument 43-101**
Mr. William Gehlen supervises Pacific Rim's exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim's project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The June 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above will be filed with SEDAR on or before July 31, 2006. The report will be co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled "Pre-Feasibility Study, El Dorado Project, El Salvador", dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

The terms "measured resource", "indicated resource" and "inferred resource" used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that

would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term "bankable" in reference to a feasibility study is defined as a comprehensive analysis of a project's economics and is used by the banking industry for financing purposes.

**Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves**
We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations)

rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

### Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company's plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

- risks related to gold price and other commodity price fluctuations;

- risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

- risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

- results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

- mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

- the potential for delays in exploration or development activities or the completion of feasibility studies;

- the uncertainty of profitability based upon the Company's history of losses;

- risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

- risks related to environmental regulation and liability;

- risks related to hedging activities;

- political and regulatory risks associated with mining and exploration; and

- other risks and uncertainties related to the Company's prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

*Dated July 12, 2006*

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

**To the Shareholders of Pacific Rim Mining Corp.:**

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies noted in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and, where possible, segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets regularly with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly unaudited and annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, Staley, Okada & Partners, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.



**John Norman**
Chief Financial Officer

**Thomas C. Shrake**
President & CEO

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Shareholders of Pacific Rim Mining Corp.:**

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. as of April 30, 2006 and 2005, and the related consolidated statements of loss, shareholders' equity, and cash flows for the years ended April 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended April 30, 2006, 2005 and 2004, in conformity with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.          STALEY, OKADA & PARTNERS

June 6, 2006              CHARTERED ACCOUNTANTS

## CONSOLIDATED BALANCE SHEETS

STATEMENT 1

*In thousands of U.S. dollars*

|  | As at April 30, 2006 $ | As at April 30, 2005 $ |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **1,757** | 436 |
| Temporary investments *(Note 4)* | **14,620** | 358 |
| Bullion *(Note 1c & 5)* | **533** | 21 |
| Receivables | **166** | 116 |
| Production inventory | **278** | 266 |
|  | **17,354** | 1,197 |
| **Property, Plant and Equipment** *(Note 6)* | **4,307** | 4,299 |
| **Closure Fund** *(Note 7)* | **3,248** | 3,122 |
|  | **24,909** | 8,618 |
| **LIABILITIES** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities | **882** | 1,214 |
| Accrued closure costs - current portion *(Note 9)* | **143** | 118 |
|  | **1,025** | 1,332 |
| **Accrued Closure Costs** *(Note 9)* | **1,849** | 1,747 |
|  | **2,874** | 3,079 |
| **SHAREHOLDERS' EQUITY** | | |
| **Share Capital** - *Statement 3 (Note 10)* | | |
| Authorized: | | |
| unlimited common shares without par value | | |
| Issued and fully paid: | | |
| 105,590,960 (2005 – 80,642,194) shares outstanding | **74,178** | 57,435 |
| **Contributed Surplus** – *Statement 3* | **1,181** | 810 |
| **Deficit** – *Statement 3* | **(53,324)** | (52,706) |
|  | **22,035** | 5,539 |
|  | **24,909** | 8,618 |

**APPROVED BY THE BOARD OF DIRECTORS:**



Director                                                                 Director

*See Accompanying Notes*

# CONSOLIDATED STATEMENTS OF LOSS

**STATEMENT 2**

*In thousands of U.S. dollars, except for per share amounts*

| | Year Ended April 30, 2006 $ | Year Ended April 30, 2005 $ | Year Ended April 30, 2004 $ |
|---|---|---|---|
| **Revenue** | | | |
| Sales | **8,024** | 11,868 | 12,140 |
| **Cost of Sales** | | | |
| Operating costs | **4,480** | 8,963 | 12,193 |
| Depreciation, depletion and amortization | **19** | 878 | 1,295 |
| | **4,499** | 9,841 | 13,488 |
| **Mine Operating Income (Loss)** | **3,525** | 2,027 | (1,348) |
| **Expenses (Income)** | | | |
| Exploration | | | |
| – direct | **6,237** | 6,351 | 5,144 |
| – stock-based compensation (Note 10) | **52** | 73 | 20 |
| General and administrative | | | |
| – direct | **1,504** | 1,149 | 878 |
| – stock-based compensation (Note 10) | **166** | 411 | 316 |
| Interest expense | **–** | 18 | 47 |
| Foreign exchange | **(264)** | (108) | 26 |
| Interest income | **(251)** | (120) | (182) |
| Gain on sale of property, plant and equipment | **(11)** | (848) | (290) |
| | **7,433** | 6,926 | 5,959 |
| **Loss Before Unusual Item** | **(3,908)** | (4,899) | (7,307) |
| **Recovery of Investment In Andacollo Mine** *(Note 1d )* | **3,349** | 284 | 448 |
| **Loss for the Year Before Taxes** | **(559)** | (4,615) | (6,859) |
| **Income Taxes** | **(59)** | (19) | – |
| **Loss for the Year** | **(618)** | (4,634) | (6,859) |
| **Loss Per Share – Basic and Diluted** | **(0.01)** | (0.06) | (0.09) |
| Weighted Average Average Shares Outstanding (thousands) | **82,528** | 80,514 | 79,146 |

*See Accompanying Notes*

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY    STATEMENT 3

*In thousands of U.S. dollars*

| | Share Capital – Common Shares | | Contributed Surplus $ | Accumulated Deficit $ | Total Equity $ |
|---|---|---|---|---|---|
| | Number | Amount $ | | | |
| **Balance – April 30, 2003** | 78,528,594 | 56,173 | – | (41,213) | 14,960 |
| Shares issued for cash – options exercised | 1,955,400 | 1,181 | – | – | 1,181 |
| Stock-based compensation | – | – | 336 | – | 336 |
| Loss for the year | – | – | – | (6,859) | (6,859) |
| **Balance – April 30, 2004** | 80,483,994 | 57,354 | 336 | (48,072) | 9,618 |
| Shares issued for cash – options exercised | 158,200 | 71 | – | – | 71 |
| Stock-based compensation | – | – | 484 | – | 484 |
| Fair value of options exercised | – | 10 | (10) | – | – |
| Loss for the year | – | – | – | (4,634) | (4,634) |
| **Balance – April 30, 2005** | 80,642,194 | 57,435 | 810 | (52,706) | 5,539 |
| Shares issued for cash, net of costs | 23,900,000 | 16,361 | – | – | 16,361 |
| Shares issued for cash – options exercised | 783,766 | 347 | – | – | 347 |
| Shares issued for property option payment | 50,000 | 38 | – | – | 38 |
| Shares issued for services *(Note 10)* | 215,000 | 150 | – | – | 150 |
| Warrants issue cost | – | (168) | 168 | – | – |
| Stock-based compensation | – | – | 218 | – | 218 |
| Fair value of options exercised | – | 15 | (15) | – | – |
| Loss for the year | – | – | – | (618) | (618) |
| **Balance – April 30, 2006** | **105,590,960** | **74,178** | **1,181** | **(53,324)** | **22,035** |

*See Accompanying Notes*

# CONSOLIDATED STATEMENTS OF CASH FLOWS    STATEMENT 4

*In thousands of U.S. dollars*

| | Year Ended April 30, 2006 $ | Year Ended April 30, 2005 $ | Year Ended April 30, 2004 $ |
|---|---|---|---|
| **Operating Activities** | | | |
| Loss for the year | (618) | (4,634) | (6,859) |
| Items not involving cash: | | | |
| Depletion, depreciation and amortization | 38 | 869 | 800 |
| Accrued closure and pension costs | 237 | 343 | 495 |
| Shares issued for property option payment | 38 | – | – |
| Shares issued for services | 150 | – | – |
| Stock based compensation | 218 | 484 | 336 |
| Net interest earned on closure sinking fund | (126) | (91) | (174) |
| Gain on sale of property, plant and equipment | (11) | (848) | (290) |
| Loss on sale of supplies inventory | – | 37 | – |
| Write-down of supplies inventory | – | 165 | – |
| | (74) | (3,675) | (5,692) |
| Changes in non-cash working capital items: | | | |
| Accounts payable and accrued liabilities | (332) | (547) | 533 |
| Closure cost expenditures | (110) | (304) | (2,057) |
| Loans payable | – | (828) | (1,043) |
| Inventories | (524) | 3,710 | 7,194 |
| Receivables | (50) | 2 | (68) |
| Proceeds of disposition of supplies inventory | – | 32 | – |
| **Cash Flow Used for Operating Activities** | (1,090) | (1,610) | (1,133) |
| **Investing Activities** | | | |
| Temporary investments | (14,262) | (358) | – |
| Purchases of property, plant and equipment | (46) | (86) | (461) |
| Proceeds of disposition of property, plant and equipment | 11 | 848 | 304 |
| Reclamation sinking fund withdrawals | – | 108 | 465 |
| **Cash Flow Provided By (Used for) Investing Activities** | (14,297) | 512 | 308 |
| **Financing Activities** | | | |
| Shares issued for cash net of issuance costs | 16,708 | 71 | 1,181 |
| **Cash Flow Provided By Financing Activities** | 16,708 | 71 | 1,181 |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | 1,321 | (1,027) | 356 |
| Cash and cash equivalents – Beginning of year | 436 | 1,463 | 1,107 |
| **Cash and Cash Equivalents – End of Year** | 1,757 | 436 | 1,463 |
| **Supplementary Schedule of Cash Transactions:** | | | |
| Interest paid during the period | – | 25 | 61 |
| Income taxes paid during the period | 59 | 19 | – |
| **Supplementary Schedule of Non-cash Transactions:** | | | |
| Shares issued for property option payment | 38 | – | – |
| Shares issued for services | 150 | – | – |
| Stock-based compensation | 218 | 484 | 336 |
| Warrant issue costs *(Note 10)* | 168 | – | – |
| Accrued closure costs capitalized as property | – | – | 495 |

*See Accompanying Notes*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*April 30, 2006, 2005 and 2004*
*In thousands of U.S. dollars*

### 1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in mineral claims in Chile and Argentina.

### Basis of Presentation

These consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 15.

These consolidated financial statements include the accounts of the Company's wholly-owned active subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly-owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

a) *Reporting Currency*
The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

b) *Comparative Figures*
Certain of the comparative figures have been reclassified to conform to the current year's presentation.

c) *Bullion*
Saleable bullion inventory located at gold refiners is reported separately from all other inventories held to reflect management's view that the bullion reported is closely equivalent to cash, immediately available to cover short-term cash requirements.

d) *Shut Down and Sale of Andacollo Mine*
The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

Proceeds from creditor distribution and payments related to subsequent sales of the previously written off assets are credited in the year received to income as "Recovery of Investment In Andacollo Mine".

On September 21, 2005 the Company entered into an agreement to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the Andacollo Mine for a total price of $5,400. $3,000 of proceeds received upon signing this agreement have been recorded as described above. Future payments secured by a promissory note of $2,400 ($1,000 and $1,400 payable by September 20, 2006 and 2007 respectively) will conservatively be recorded when received. The promissory note bears no interest and is secured by a charge over the assets sold.

### 2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

### Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

### Temporary Investments

Term investments with a term to maturity from inception of greater than three months which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to insignificant risks of loss in value are classified as temporary investments.

*Bullion*
Gold and silver bullion is valued at the lower of cost and estimated fair market value.

## 2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES – *Continued*

### Production Inventory

Production inventory, comprised of gold in process is valued at the lower of cost and net realizable value.

### Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, will be capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

### Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 "Asset Retirement Obligations" which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations. Effective May 1, 2003, the Company elected early implementation of CICA 3110, whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is accreted over the estimated future ounces of gold production until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $500 during the year ended April 30, 2004.

### Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes, which are more likely than not to be realized.

### Share Capital

i)  The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

### Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-

employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

### Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

### Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

### Derivative Transactions

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company's entire forward sales activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

### Foreign Currency Translation

The Company's functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

i) Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;

ii) Non-monetary assets and liabilities, equity at historical rates; and

iii) Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on translation are included in determining net income for the period.

### Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, temporary investments, bullion (Note 1c, 5 & 11), receivables and, accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

### 4. TEMPORARY INVESTMENTS

|  | April 30, 2006 | April 30, 2005 |
|---|---|---|
| Guaranteed Investment Certificate * | **$ 14,620** | $358 |
| Maturity date | **April 3, 2007** | Aug. 24, 2005 |
| Interest rate per annum | **3.6%** | 1.8% |

*The guaranteed investment certificates, guaranteed by a large North American banking institution are callable on demand and pay interest on all amounts invested for more than thirty days.*

## 5. BULLION

|  | April 30, 2006 | | April 30, 2005 | |
|---|---|---|---|---|
|  | Gold | Silver | Gold | Silver |
| Ounces at refinery | **1,200** | **11,929** | 84 | 850 |
| Market value per ounce ($/oz.) | **$ 652** | **$ 13.50** | $ 434 | $ 6.80 |
| Market value | **$ 782** | **$ 161** | $ 36 | $ 6 |
| Total market value | **$ 943** | | $ 42 | |
| Valuation – lower of cost and market | **$ 533** | | $ 21 | |

## 6. PROPERTY, PLANT AND EQUIPMENT

|  | April 30, 2006 $ | April 30, 2005 $ |
|---|---|---|
| Office Equipment and Vehicles | **207** | 170 |
| Accumulated Depreciation | **(190)** | (150) |
|  | **17** | 20 |
| Rawhide Mining Facility | **24,135** | 24,153 |
| Accumulated depreciation and amortization | **(24,093)** | (24,107) |
|  | **42** | 46 |
| Mining Property Acquisition Costs – El Salvador | **4,248** | 4,233 |
|  | **4,307** | 4,299 |

## 7. CLOSURE FUND

The Denton-Rawhide Closure Fund investments of $3,248 (2005 – $3,122) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2006 was approximately $3,276 (2005 – $3,261). During the year ended April 30, 2006, no funds (2005 – $108) were drawn from the trust to pay severances owed to Denton-Rawhide employees due to the cessation of mining and processing activities and the related reduction of the workforce. These severances paid were part of the accrued closure costs. At April 30, 2006, closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide

joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

## 8. MINERAL PROPERTIES

### a) El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i) Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty ("NSR"). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii) By agreement dated March 29, 2006, the Company has superceded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement the Company has prepaid an annual rental fee in the amount of $29 with the option to purchase the parcel for a payment of $971 at any time up to April 1, 2007.

iii) The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

iv) By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Under the terms of the agreement, the Company maintains an option to purchase the exploration concession by making advance royalty payments as follows: 50,000 shares upon regulatory approvals of the arrangement (issued March 10, 2006): 50,000, 70,000, 100,000 and 150,000 shares on the first through fourth anniversaries of the agreement respec-

tively: 200,000 on the fifth and subsequent anniver-saries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concessions. Title to 100% of the project will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial produc-tion the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

**b) Denton-Rawhide Joint Venture**

i) The Company owns a 49% interest in the Denton-Rawhide Mine. The Company's 49% interest in assets and liabilities related to the joint venture is summa-rized as follows:

| | April 30, 2006 $ | April 30, 2005 $ |
|---|---|---|
| Current assets | 814 | 412 |
| Property, plant and equipment | 42 | 46 |
| Closure fund | 3,248 | 3,122 |
| Current liabilities | (415) | (560) |
| Long-term liabilities | (1,849) | (1,747) |
| Net assets | 1,840 | 1,273 |

The condensed statements of operating income (loss) of the Company's 49% interest are as follows:

| | Year Ended | | |
|---|---|---|---|
| | April 30, 2006 $ | April 30, 2005 $ | April 30, 2004 $ |
| Sales | 8,024 | 11,868 | 12,140 |
| Gain on sale of property, plant and equipment | – | 848 | 290 |
| Costs and expenses | (4,619) | (9,841) | (13,483) |
| Net income (loss) | 3,405 | 2,875 | (1,053) |

The condensed statements of cash flows of the Com-pany's 49% interest are as follows:

| | Year Ended | | |
|---|---|---|---|
| | April 30, 2006 $ | April 30, 2005 $ | April 30, 2004 $ |
| Cash flows provided by operations | 2,862 | 6,624 | 5,160 |
| Cash flows provided by (used for) investment activities | (3) | 812 | (150) |
| Cash flows provided by (used for) financing activities | – | (828) | (1,021) |
| Net cash flow | 2,859 | 6,608 | 3,989 |

ii) By agreement dated October 28, 2004 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – "Rawhide") and Nevada Resource Recovery Group LLC ("NRRG"), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be oper-ated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisi-tion of title to additional lands within the area of inter-est to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their under-takings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the con-sideration is to be paid on the closing date. Upon clos-ing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow.

**c) Other Exploration Properties**

The Company holds exploration rights on mineral claims in Argentina and Chile which are largely unexplored and undeveloped.

## 9. ACCRUED CLOSURE COSTS

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,992 at April 30, 2006 (2005 – $1,865) of which $1,849 (2005 – $1,747) is long-term and $143 (2005 – $118) is current. The closure fund (Note 7), held in trust, is provided as security to the mine operator for the Company's portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

|  |  | $ | $ |
|---|---|---:|---:|
| Accrued closure costs – April 30, 2005 | | | |
| Current | | 118 | |
| Long-term | | 1,747 | 1,865 |
| Add: Pension and reclamation liability accruals * | | | 237 |
| Less: Expenditures during the year | | | (110) |
| Accrued closure costs – April 30, 2006 | | | |
| Current | – (< 1 year) | 143 | |
| Long-term | – (1 – 3 years) | 697 | |
| | – (3 – 5 years) | 996 | |
| | – (> 5 years) | 156 | 1,992 |

*\* During the year the Company booked additional reclamation liabilities and post-retirement benefit liabilities relating to the Rawhide Joint Venture. The current and long-term portions of these estimated liabilities has been recognized as part of the accrued closure costs with a corresponding charge to mine operating income.*

## 10. SHARE CAPITAL

### Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

### Stock and Warrant Issues

i)  On March 14, 2006 the Company issued 215,000 shares as payment for $150 of management services provided by an officer and director of the Company in the normal course of operations. The amount of the consideration was established and agreed to by the officer and director.

ii) On March 1, 2006 the Company closed a syndicated underwriting agreement for the sale of 23,900,000 shares at a price per share of Cdn $0.84. Net cash proceeds from the issue after 6% brokerage commissions and other issuance costs were $16,361. As part of this stock issue the Company agreed to grant 1,195,000 non transferable share purchase warrants to the underwriters at Cdn.$0.84 for up to 12 months from closing. The $168 non cash fair value of these warrants as calculated using the Black Scholes Option Pricing Model was charged as share issuance costs. The assumptions used to determine the cost in the option pricing model were; no dividend payments, vesting occurred at date of grant, share price volatility of 58%, an annual risk free interest rate of return of 4.0% and expected life of 1 year.

Proceeds from the issue are being used for further exploration and development of the El Dorado gold project as well as exploration on other El Salvador gold properties and for general corporate purposes.

### Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock options outstanding at that date were combined, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants ("eligible parties").

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, with the options to have a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors. Details are as follows:

| | | Number of Options | | |
|---|---|---|---|---|
| | **Pre-Amalgamation Plans** | **October 2002 Plan** | **Weighted Average Exercise Price (in Cdn $)** | **Expiry** |
| Options outstanding at April 30, 2003 | 4,517,480 | 2,110,000 | $ 0.73 | 2003-2007 |
| Year ended April 30, 2005 – granted | – | 1,425,800 | $ 0.80 | 2008 |
| – expired/cancelled | (952,700) | (130,000) | $ 1.27 | 2004-2007 |
| – exercised | (1,760,400) | (195,000) | $ 0.80 | 2003-2008 |
| Options outstanding at April 30, 2004 | 1,804,380 | 3,210,800 | $ 0.60 | 2004-2008 |
| Year ended April 30, 2005 – granted | – | 1,330,000 | $ 0.75 | 2010 |
| – expired/cancelled | (65,080) | – | $ 1.33 | 2004 |
| – exercised | (138,200) | (20,000) | $ 0.55 | 2004-2007 |
| Options outstanding at April 30, 2005 | 1,601,100 | 4,520,800 | $ 0.63 | 2005-2010 |
| Year ended April 30, 2006 – granted | – | 12,500 | $ 0.93 | 2008 |
| – expired/cancelled | (30,800) | (93,334) | $ 0.73 | 2005-2010 |
| – exercised | (611,300) | (172,466) | $ 0.55 | 2005-2010 |
| Options outstanding at April 30, 2006 | 959,000 | 4,267,500 | $ 0.63 | 2006-2010 |
| Vested as at April 30, 2006 | 959,000 | 3,950,833 | $ 0.60 | 2006-2010 |

The following table summarizes information about stock options outstanding to directors, employees and consultants as at April 30, 2006.

| Expiry Date | Exercise Price (in Cdn $) | Number Outstanding | Number Vested |
|---|---|---|---|
| July 4, 2006 | $ 0.29 | 959,000 | 959,000 |
| April 18, 2007 | $ 0.62 | 1,685,000 | 1,685,000 |
| January 26, 2008 | $ 0.93 | 12,500 | 12,500 |
| July 23, 2008 | $ 0.43 | 130,000 | 130,000 |
| October 8, 2008 | $ 0.85 | 1,190,000 | 1,190,000 |
| February 18, 2010 | $ 0.75 | 1,250,000 | 933,333 |
| | | 5,226,500 | 4,909,833 |

On January 26, 2006, the Company granted an additional 12,500 incentive stock options under its stock option plan at an exercise price of CDN$0.93 per share. These options issued to consultants vested 100% upon grant and expire on January 26, 2008.

## 10. SHARE CAPITAL, CONTINUED

During the year stock-based compensation expense has been recorded as follows:

|  | 2006 $ | 2005 $ | 2004 $ |
|---|---|---|---|
| Administrative costs | **166** | 411 | 316 |
| Exploration costs | **52** | 73 | 20 |
| Total stock-based compensation | **218** | 484 | 336 |

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes Option Pricing Model with the following assumptions for each option issue.

| | Options Granted | | | | |
|---|---|---|---|---|---|
| | Jan 26, 2006 | Feb 18, 2005 | Oct 8, 2003 | July 23, 2003 | April 18, 2002 |
| Risk free interest rate | 3.85% | 3.46% | 3.85% | 3.67% | 4.31% |
| Expected Option life (years) | 4 | 4 | 4 | 4 | 4 |
| Stock volatility – based on trading history | 87.73% | 87.39% | 88.30% | 87.74% | 89.46% |
| Dividend payments during life of option | none | none | none | none | none |
| Total fair value of option granted | $ 4 | $ 530 | $ 517 | $ 33 | $ 493 |

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

## 11. GOLD FORWARD SALES CONTRACTS

*(Metal prices in U.S. Dollars)*

At April 30, 2006, the Company's gold forward sales contract position consisted of 3,000 ounces (2005 – 3,000) for future delivery of gold at various dates from May 2006 to October 2006 (2005 – May to July 2005) at an average price of US$639 (2005 – US$442) per ounce. At April 30, 2006 the Company had a financial exposure to market risks related to the settlement of outstanding forward sales as gold spot prices were approximately US$652 (2005 – US$434) per ounce at that date. The estimated fair value of these contracts at the April 30, 2006 spot prices was $(39) (2005 – $24), which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company's gold forward sales activity is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company's gold forward sales contract counter parties are large international credit-worthy institutions.

## 12. INCOME TAXES

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years.

As at April 30, 2006 the Company has the following tax loss carry forwards:

| Country | Category | Amount $ | Expiry |
|---|---|---|---|
| Argentina | Operating losses | 2,399 | 2007-2011 |
| Canada | Non-capital losses | 9,024 | 2007-2015 |
| | Net capital losses | 52,442 | N/A |
| | Mineral expenditures | 11,653 | N/A |
| El Salvador | Mineral expenditures | 21,228 | (i) |
| United States | Operating losses – Regular tax | 9,021 | 2007-2026 |
| | Operating losses – Alternative minimum tax | 7,132 | 2007-2026 |

*(i) These expenditures expire when they are written-off for local accounting purposes. The Company has deferred write-off of these expenditures for tax purposes on the reasoning that the local taxing authority, as is common in many jurisdictions, will allow future deduction of these costs against future taxable revenues that these expenditures give rise to.*

Future income tax assets are not recorded for the above tax loss carry forwards due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company's future income tax assets, after applying enacted corporate income tax rates are as follows:

| | April 30, 2006 $ | April 30, 2005 $ |
|---|---|---|
| Non-capital losses | 6,885 | 8,304 |
| Net capital losses | 17,306 | 882 |
| Exploration expenditures | 9,854 | 8,676 |
| | 34,045 | 17,862 |
| Less: Valuation allowances | (34,045) | (17,862) |
| | – | – |

## 13. COMMITMENTS

### Operating Leases

The Company has entered into operating leases for office premises, office equipment and vehicles. Minimum lease payments are as follows:

| | Office Premises (i) $ | Office Equipment $ | Vehicle $ | Total $ |
|---|---|---|---|---|
| 2007 | 59 | 5 | 58 | 122 |
| 2008 | 45 | 4 | 35 | 84 |
| 2009 | – | 1 | 24 | 25 |
| 2010 | – | – | 3 | 3 |
| | 104 | 10 | 120 | 234 |

*(i) In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.*

## 14. SEGMENTED INFORMATION

Details are as follows:

| | Year Ended April 30, 2006 $ | Year Ended April 30, 2005 $ | Year Ended April 30, 2004 $ |
|---|---|---|---|
| **Total Assets** | | | |
| Canada | 16,392 | 807 | 1,130 |
| USA | 4,146 | 3,443 | 8,443 |
| El Salvador | 4,347 | 4,354 | 4,457 |
| Argentina | 24 | 11 | – |
| Chile | – | 3 | 3 |
| Total | 24,909 | 8,618 | 14,033 |
| **Total Property, Plant and Equipment** | | | |
| Canada | 15 | 5 | 9 |
| USA | 44 | 60 | 909 |
| El Salvador | 4,248 | 4,234 | 4,184 |
| Argentina | – | – | – |
| Chile | – | – | – |
| Total | 4,307 | 4,299 | 5,102 |
| **Revenue, Excluding Interest Income** | | | |
| Canada | – | – | – |
| USA | 8,024 | 11,868 | 12,140 |
| El Salvador | – | – | – |
| Argentina | – | – | – |
| Chile | – | – | – |
| Total | 8,024 | 11,868 | 12,140 |
| **Depreciation, Depletion and Amortization** | | | |
| Canada | 6 | 4 | 5 |
| USA | 13 | 874 | 1,290 |
| El Salvador | – | – | – |
| Argentina | – | – | – |
| Chile | – | – | – |
| Total | 19 | 878 | 1,295 |
| **Net Income (Loss)** | | | |
| Canada | (956) | (1,045) | (971) |
| USA | 3,061 | 2,352 | (1,475) |
| El Salvador | (5,896) | (6,047) | (4,822) |
| Argentina | (149) | (116) | (39) |
| Chile | 3,322 | 222 | 448 |
| Total | (618) | (4,634) | (6,859) |

## 15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

Under US GAAP, adjustments arising from foreign currency translations are deferred until realization and are included as a separate component of shareholders' equity as a component of comprehensive income or loss. Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income. Under Canadian GAAP, translation adjustments are included in net income. There is no comprehensive income category in Canada.

The significant changes in the consolidated financial statements relative to US GAAP are as follows:

### Statements of Loss
*(in thousands of US dollars, except for per share amounts)*

| | Year Ended April 30, 2006 $ | Year Ended April 30, 2005 $ | Year Ended April 30, 2004 $ |
|---|---|---|---|
| Net loss following Canadian GAAP | (618) | (4,634) | (6,859) |
| Adjustments to create US GAAP | – | – | – |
| Net loss following US GAAP | (618) | (4,634) | (6,859) |
| Foreign exchange adjustment | (264) | (108) | 26 |
| Comprehensive loss, following US GAAP | (882) | (4,742) | (6,833) |
| Weighted average number of common shares, computed under US GAAP (thousands of shares) | 82,528 | 80,514 | 79,146 |
| Loss per share, following US GAAP | (0.01) | (0.06) | (0.09) |

### Deficit and Comprehensive Gain (Loss)
*(in thousands of US dollars)*

| | April 30, 2006 $ | April 30, 2005 $ | April 30, 2004 $ |
|---|---|---|---|
| Deficit | | | |
| Adjusted deficit, beginning of year per US GAAP | (52,828) | (48,086) | (41,253) |
| Net loss per US GAAP | (882) | (4,742) | (6,833) |
| Adjusted deficit, end of year per US GAAP | (53,710) | (52,828) | (48,086) |
| Accumulated Other Comprehensive Gain | | | |
| Beginning of year per US GAAP | 110 | 2 | 28 |
| Current year other comprehensive gain (loss) | 264 | 108 | (26) |
| Accumulated other comprehensive gain, end of year per US GAAP | 374 | 110 | 2 |

As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting For Derivative Instruments and Hedging Activities.

### Recent U.S. Accounting Pronouncements

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and supersedes FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28." SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting

principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are free-standing derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In March 2006, the FASB issued SFAS 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140". This statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer's financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer's financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this statement.

## CORPORATE INFORMATION

### HEAD OFFICE

Suite 410, 625 Howe Street
Vancouver, British Columbia
V6C 2T6  Canada
Telephone: 604-689-1976 or 1-888-775-7097
Facsimile: 604-689-1978
Email: info@pacrim-mining.com
Website: www.pacrim-mining.com

### EXPLORATION OFFICE

Suite 105, 3545 Airway Drive
Reno, Nevada
89511  USA
Telephone: 775-852-5888
Facsimile: 775-852-0323
Email: pacrim-exp@sbcglobal.net

### MANAGEMENT

#### DIRECTORS

**Catherine McLeod-Seltzer**
Chairman

**Thomas Shrake**
President and Chief Executive Officer

**William Myckatyn**
Lead Director
Chair of Environmental Committee

**David Fagin**
Chair of Audit Committee

**Anthony Petrina**

**Paul Sweeney**
Chair of Compensation Committee

#### OFFICERS

**Thomas Shrake**
President and Chief Executive Officer

**Catherine McLeod-Seltzer**
Chairman

**Pete Neilans**
Chief Operating Officer
(as of September 1, 2006)

**F. John Norman**
Chief Financial Officer

**Barbara Henderson**
Vice President Investor Relations

**Ronda Fullerton**
Corporate Secretary

**William Gehlen**
Vice President Exploration

#### KEY TECHNICAL PERSONNEL

**Dave Ernst**
Chief Geologist

**TRANSFER AGENT**

Shareholder enquiries relating to address changes and share certificates should be directed to:

**Computershare Trust Company of Canada**
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1  Canada
Telephone: 1-800-564-6253
Facsimile: 1-866-249-7775
Email: caregistryinfo@computershare.com

**AUDITORS**

**Staley, Okada & Partners (Chartered Accountants)**
Vancouver, British Columbia

**LEGAL COUNSEL**

**DuMoulin Black LLP**
Vancouver, BC, Canada

**Dorsey & Whitney LLP**
Seattle, WA, USA

**SHARE STRUCTURE**

(as at April 30, 2006)

105,590,960 shares issued and outstanding
110,817,460 shares fully diluted
unlimited shares authorized

Trading Symbol PMU on The Toronto (TSX)
and American (AMEX) Stock Exchanges

**WEBSITE ADDRESS**

www.pacrim-mining.com

**INVESTOR RELATIONS**

Barbara Henderson
info@pacrim-mining.com

**PACIFIC RIM**
**MINING CORP.**

# PACIFIC RIM

## MINING CORP.

**www.pacrim-mining.com**